================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

 X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934
               For the plan year ended December 31, 1996

                                       OR

---            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from_______to_______

Commission file number 1-8059

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      GETTY REALTY CORP.
                      RETIREMENT AND PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      GETTY REALTY CORP.
                      (formerly known as Getty Petroleum Corp.)
                      125 Jericho Turnpike
                      Jericho, New York   11753

================================================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                           Report of Independent Accountants

                           Statements of Net Assets Available for Plan
                           Benefits as of December 31, 1996 and 1995

                           Statement of Changes in Net Assets Available for Plan
                            Benefits for the year ended December 31, 1996

                           Notes to Financial Statements

                  Supplemental Schedules:

                           Schedule of Assets Held for Investment Purposes as
                            of December 31, 1996

                           Schedule of Reportable Transactions for the year
                            ended December 31, 1996

         2.       Exhibits:  None

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                 GETTY REALTY CORP.
                                                  RETIREMENT AND
                                                  PROFIT SHARING PLAN

Dated:  June 24, 1997

                                                 By: Getty Realty Corp.
                                                     Retirement Plan Committee
                                                     Plan Administrator

                                                 By: /s/ Leo Liebowitz
                                                     ---------------------
                                                     Leo Liebowitz

                                                 By: /s/ John J. Fitteron
                                                     ------------------------
                                                     John J. Fitteron

                                                 By: /s/ Randi Young Filip
                                                     -------------------------
                                                     Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1996 and 1995
                    and for the year ended December 31, 1996

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                           PAGE
                                                                           ----
Report of Independent Accountants                                          2 - 3

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1996 and 1995                                            4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1996                               5

 Notes to Financial Statements                                            6 - 11

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                   for Investment Purposes as
                                   of December 31, 1996                       *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                   Transactions for the year
                                   ended December 31, 1996                    *


*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1996 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Retirement Committee of the Getty Realty
  Corp. Retirement and Profit Sharing Plan:

        We have audited the financial statements of the GETTY REALTY CORP. RETIREMENT AND PROFIT SHARING PLAN (the "Plan"), as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of

Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.
New York, New York
June 18, 1997.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1996 and 1995
                                 (in thousands)


                                                                              1996
                             -----------------------------------------------------------------------------------------------------
                                                                                                                    In-
                              Fund A   Fund B   Fund C  Fund D Fund E Fund F Fund G Fund H Fund I   Fund J  Loans Transit   Total
                              ------   ------   ------  ------ ------ ------ ------ ------ ------   ------  ----- -------   -----
Assets:
 Investments, at fair
  value (Note 3)             $15,241   $2,090   $1,872   $208   $465   $216   $340   $193   $182   $    91   $ --   $ --   $20,898

 Employee loans                   --       --       --     --     --     --     --     --     --        --    311     --       311

 Contributions
  receivable:
   Employer                      110       20       16      1      6      8      9      5      4         2     --     --       181
   Employee                       76       10        9      1      4      4      4      2      3         2     --     --       115
                             -------   ------   ------   ----   ----   ----   ----   ----   ----   -------   ----   ----   -------

                                 186       30       25      2     10     12     13      7      7         4     --     --       296

 Cash                             --       --       15     --     --     --     --     --     --        --     --      4        19
                             -------   ------   ------   ----   ----   ----   ----   ----   ----   -------   ----   ----   -------

Net assets available
 for plan benefits           $15,427   $2,120   $1,912   $210   $475   $228   $353   $200   $189   $    95   $311   $  4   $21,524
                             =======   ======   ======   ====   ====   ====   ====   ====   ====   =======   ====   ====   =======



                                                                   1995
                             -----------------------------------------------------------------------------
                                                                                            In-
                              Fund A   Fund B   Fund C  Fund D Fund E Fund F Fund G Loans Transit   Total
                              ------   ------   ------  ------ ------ ------ ------ ----- -------   -----
Assets:
 Investments, at fair
  value (Note 3)             $14,899   $1,604   $1,511   $ 55   $ 52   $ 77   $174   $ --   $ --   $18,372

 Employee loans                   --       --       --     --     --     --     --    139     --       139

 Contributions
  receivable:
   Employer                      119       19       17      2      4      8      7     --     --       176
   Employee                       81        9        9     --      2      5      2     --     --       108
                             -------   ------   ------   ----   ----   ----   ----   ----   ----   -------
                                 200       28       26      2      6     13      9     --     --       284


 Cash                             --       --        1     --     --     --     --     --     22        23
                             -------   ------   ------   ----   ----   ----   ----   ----   ----   -------

Net assets available
 for plan benefits           $15,099   $1,632   $1,538   $ 57   $ 58   $ 90   $183   $139   $ 22   $18,818
                             =======   ======   ======   ====   ====   ====   ====   ====   ====   =======




                            See accompanying notes.

                              GETTY REALTY CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
        Statement of Changes in Net Assets Available for Plan Benefits
                     for the year ended December 31, 1996
                                (in thousands)



                                                                 Fund  Fund  Fund  Fund  Fund  Fund  Fund            In-
                                   Fund A     Fund B    Fund C     D     E     F     G     H     I     J    Loans Transit    Total
                                   ------     ------    ------     -     -     -     -     -     -     -    -------------    -----
Contributions:
 Employer                          $   321    $   54    $   39   $  4  $ 16  $ 24  $ 23  $  6  $  6  $  3    $ --   $ --    $   496
 Employee                              708       113        82      9    37    46    48     4     7     3      --     --      1,057
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

                                     1,029       167       121     13    53    70    71    10    13     6      --     --      1,553
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

Rollovers                                1        --        --     --    --    --    --    --    --    --      --     --          1

Investment income:
 Interest and dividend
  income                             1,076        44        14     10    23    12    18     8    16     5      20      4      1,250
 Net appreciation
  (depreciation)
   of investments                       --       295       327      4     8    14    32     1   (16)   (8)     --     --        657
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

                                     1,076       339       341     14    31    26    50     9    --    (3)     20      4      1,907
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

Transfers from (to)
 other funds, net                   (1,023)      (18)      (88)   126   333    42    49   181   176    92     152    (22)        --
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

Withdrawals                           (755)       --        --     --    --    --    --    --    --    --      --     --       (755)
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

Net additions (reductions)             328       488       374    153   417   138   170   200   189    95     172    (18)     2,706

Net assets available for plan
 benefits as of January 1, 1996     15,099     1,632     1,538     57    58    90   183    --    --    --     139     22     18,818
                                   -------    ------    ------   ----  ----  ----  ----  ----  ----  ----    ----   ----    -------

Net assets available for plan
 benefits as of December 31, 1996  $15,427    $2,120    $1,912   $210  $475  $228  $353  $200  $189  $ 95    $311   $  4    $21,524
                                   =======    ======    ======   ====  ====  ====  ====  ====  ====  ====    ====   ====    =======




                            See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan
-----------------------

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., and its wholly-owned subsidiaries (the "Company"), who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company (see Note
6). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

          Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (7.37% and 7.45% average interest rates for the years ended December 31, 1996 and 1995, respectively).

          Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of large U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Fund C, The Getty Realty Corp. Common Stock Fund, consists entirely of common stock of the Company (see Note 6) and is not guaranteed as to either principal or a stated rate of investment return. The Fund is administered by the Company.

          Funds D through G are four Destiny Asset Allocation Funds which were added to the Plan in April 1995. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual by allocating the investments of each Fund, within targeted ranges, among a series of six MassMutual Institutional Funds. The MassMutual Institutional Funds include an international stock fund, a small U.S. stock fund, a large U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks.

          Funds H through J are three funds which were added to the Plan in October 1996. These funds hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying funds is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of Twentieth Century Ultra Investors, a mutual fund which takes an aggressive strategy, investing mainly in common stocks considered to have better-than-average prospects for appreciation. The portfolio emphasizes small to medium size companies with a current median capitalization of $2 billion. The portfolio for the underlying fund is managed by Twentieth Century Investors Research Corporation with a focus on growth over the long term.

          Under a loan provision, which became effective in April 1995, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may not be repaid before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

               Years of Service                        Percent Vested
               ----------------                        --------------
               2 years                                      20%
               3 years                                      40
               4 years                                      60
               5 years                                      80
               6 or more years                             100


          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

3.  Investments
---------------

          The following summarizes the Plan's investments as of December 31, 1996 and 1995 (in thousands):

                                                         1996                                           1995
                                                         ----                                           ----
                                                                  Historical                                 Historical
                                                Fair Value           Cost                   Fair Value          Cost
                                                ----------           ----                   ----------          ----
Fund A:
 Fixed Income Investment
  Fund (a)(b)                                      $15,241           $15,241                   $14,899          $14,899

Fund B:
 Core Equity Fund (a)(b)                             2,090             1,263                     1,604              997

Fund C:
 Getty Realty Corp.,
  Common Stock,
  $.10 par value (b)(c)                              1,872             1,760                     1,511            1,703

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                              208               191                        55               52

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                                  465               434                        52               50

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                                216               192                        77               73

Fund G:
 Destiny Asset Allocation
  Fund - All Equity (a)                                340               292                       174              161

Fund H:
 Contra Fund (a)                                       193               185                         -                -

Fund I:
 New Horizons Fund (a)                                 182               180                         -                -

Fund J:
 Ultra Fund (a)                                         91                94                         -                -
                                                        --                --                    ------          -------
                                                   $20,898           $19,832                   $18,372          $17,935
                                                   =======           =======                   =======          =======

(a)       Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $16.25 per share and $13.375 per share as of December 31, 1996 and 1995, respectively (see Note 6).

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

4.  Termination Priorities
--------------------------

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
---------------------

          On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Spin-off
------------

          On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company retained its real estate business and the Pennsylvania and Maryland home heating oil business, and leases most of its properties on a long-term net basis to the distributed company, which is named Getty Petroleum Marketing Inc. ("Marketing").

          Stockholders of record of the Company on March 21, 1997 received a tax-free dividend of one share of Marketing common stock for each share of common stock of the Company. Accordingly, participants that were invested in Fund C of the Plan were allocated one share of Marketing common stock for each share of common stock of the Company. As of June 18, 1997, the market value of the Company's common stock was $17.50 per share and the market value of Marketing's common stock was $4.875 per share.

          Subsequent to the spin-off, Marketing established the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan ("Marketing Plan"). Approximately $12,900,000 of assets were transferred from the Plan to the Marketing Plan representing the account balances of the Marketing employees who were participants in the Plan prior to the spin-off. The Marketing Plan contains the same provisions as the Plan.

                             SUPPLEMENTAL SCHEDULES

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1996 FORM 5500

                SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1996
                                 (in thousands)



      (a)                   (b)                                  (c)                    (d)            (e)
      ---                   ---                                  ---                    ---            ---

                                                     DESCRIPTION OF INVESTMENT
                                                      INCLUDING MATURITY DATE,
                   IDENTITY OF ISSUE, BORROWER,     RATE OF INTEREST, COLLATERAL,                    CURRENT
                    LESSOR, OR SIMILAR PARTY           PAR, OR MATURITY VALUE           COST          VALUE
------------------------------------------------------------------------------------------------------------

       1    (*)    MASSACHUSETTS MUTUAL LIFE          FIXED INCOME INVESTMENT
                    INSURANCE COMPANY                  FUND                             $15,241      $15,241

       2    (*)    MASSACHUSETTS MUTUAL LIFE          CORE EQUITY FUND
                    INSURANCE COMPANY                                                     1,263        2,090

       3    (*)    GETTY REALTY CORP.                 COMMON STOCK,
                                                       $.10 PAR VALUE                     1,760        1,872

       4    (*)    MASSACHUSETTS MUTUAL LIFE          DESTINY ASSET ALLOCATION
                    INSURANCE COMPANY                  FUND - CONSERVATIVE                  191          208

       5    (*)    MASSACHUSETTS MUTUAL LIFE          DESTINY ASSET ALLOCATION
                    INSURANCE COMPANY                  FUND - MODERATE                      434          465

       6    (*)    MASSACHUSETTS MUTUAL LIFE          DESTINY ASSET ALLOCATION
                    INSURANCE COMPANY                  FUND - AGGRESSIVE                    192          216

       7    (*)    MASSACHUSETTS MUTUAL LIFE          DESTINY ASSET ALLOCATION
                    INSURANCE COMPANY                  FUND - ALL EQUITY                    292          340

       8    (*)    MASSACHUSETTS MUTUAL LIFE
                    INSURANCE COMPANY                 FIDELITY CONTRAFUND FUND              185          193

       9    (*)    MASSACHUSETTS MUTUAL LIFE          T. ROWE PRICE NEW
                    INSURANCE COMPANY                  HORIZONS FUND                        180          182

      10    (*)    MASSACHUSETTS MUTUAL LIFE          TWENTIETH CENTURY
                    INSURANCE COMPANY                  ULTRA FUND                            94           91

      11    (*)    PARTICIPANT LOANS                  LOANS TO PLAN PARTICIPANTS
                                                      WITH MATURITY DATES THROUGH
                                                      2011, BEARING INTEREST
                                                      FROM 9.25 % TO 10.0 % AND SECURED
                                                      BY THE PARTICIPANT'S VESTED
                                                      ACCOUNT BALANCE                         -          311



(*)      DENOTES PARTY IN INTEREST.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1996 FORM 5500

                  SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
                TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (in thousands)



       (a)                   (b)              (c)        (d)     (e)         (f)           (g)          (h)                 (i)
       ---                   ---              ---        ---     ---         ---           ---          ---                 ---

                                                                                                      CURRENT
                                                                            EXPENSE                VALUE OF ASSET
   IDENTITY OF          DESCRIPTION OF      PURCHASE   SELLING   LEASE   INCURRED WITH   COST OF   ON TRANSACTION         NET GAIN
 PARTY INVOLVED             ASSET            PRICE      PRICE   RENTAL    TRANSACTION     ASSET         DATE             OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS       DEPOSITS AND TRANSFERS
MUTUAL LIFE         INTO THE FIXED INCOME    $2,245                                                    $2,245
INSURANCE COMPANY   INVESTMENT FUND


MASSACHUSETTS       DISBURSEMENTS AND
MUTUAL LIFE         TRANSFERS OUT OF                    $2,980                            $2,980       $2,980
INSURANCE COMPANY   THE FIXED INCOME
                    INVESTMENT FUND